UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 5th, 2018

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES BRAZIL ANNOUNCES ITS INTENTIONS REGARDING MULTIPLUS S.A.

Santiago, Chile, September 5, 2018– LATAM Airlines Group S.A (“LATAM”) (NYSE:LTM; IPSA: LTM) today announced that its consolidated affiliate TAM Linhas Aereas S.A. (“LATAM Airlines Brazil”), does not intend to renew or extend its operating agreement (the “Contract”) with Multiplus S.A. (“Multiplus”), its loyalty coalition affiliate, after December 31, 2024. Concurrently, LATAM Airlines Brazil announced its intention to offer to acquire all of the common shares in Multiplus that LATAM’s affiliates do not currently own (the “Delisting Tender Offer”), and to subsequently de-list Multiplus from the B3 Novo Mercado in Brazil and cancel its registration.

Background

Since the business combination of LAN and TAM in 2012, LATAM Airlines Group’s affiliates have operated two separate and distinct frequent flyer programs.

●	In Brazil, LATAM Fidelidade (TAM’s legacy program), is operated by Multiplus S.A. –a separate, independently managed Brazilian corporation– under the 15-year exclusive Contract signed between TAM Linhas Aereas and Multiplus that has been effective since January 1, 2010. LATAM indirectly holds a 72.7% stake in Multiplus; the remainder floats in the B3 Novo Mercado in Brazil since its 2010 IPO –prior to the business combination of LAN and TAM– under the ticker MPLU3.

●	Separately, LATAM Pass –the legacy successor to LAN’s LAN Pass program– is the leading frequent flyer program in most of LATAM’s Spanish speaking markets. LATAM Pass is fully owned and operated in-house by LATAM, and currently has 14.7 million subscribers.

LATAM Airlines Brazil is the leading airline in Brazil, with close to 40% more available seat kilometers (ASKs), and nearly six times more international ASKs, than the closest competitor in the country, and access to LATAM’s industry-leading South American network, enhanced by bilateral agreements with international partner airlines and strong ties to the oneworld alliance. As a result, LATAM Airlines Brazil provides the most comprehensive airline rewards offering for frequent flyers in the Brazilian market.

However, in spite of coordinated efforts by LATAM, LATAM Airlines Brazil, and Multiplus, this inherent product strength has not been sufficient to bolster Multiplus’s leadership in the increasingly competitive Brazilian loyalty points market. Despite several amendments to the Contract that have sought to reestablish competitiveness (including, as recently as this year, average reductions of 5% in domestic ticket prices and 2% in international ticket prices offered to Multiplus), Multiplus’s market share has not improved.

As a result, LATAM Airlines Brazil yesterday notified the Board of Directors of Multiplus that it does not intend to renew or extend the Contract after December 31, 2024. In the future, LATAM Airlines Brazil intends to manage its frequent flyer program in-house, protecting the airline’s passenger yields and gaining full flexibility in the management of its revenue strategy.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

In this context, in order to minimize transition costs and friction for all stakeholders, LATAM Airlines Group has decided to support LATAM Airlines Brazil in pursuing the complete acquisition of Multiplus. LATAM Airlines Group and LATAM Airlines Brazil believe that this is the most viable solution to Multiplus’s current challenges (which would be exacerbated after the end of the Contract) and minimizes the impact on Multiplus’s minority shareholders. Furthermore, this transaction allows LATAM Airlines Brazil to enhance benefits to all passengers of LATAM Airlines Group.

The frequent flyer program is a strategic asset for the airline group, and a core source of value that differentiates LATAM from other carriers. The acquisition of Multiplus and its full integration into LATAM’s network will, together with LATAM Pass, create what LATAM estimates will be the fourth largest frequent flyer and loyalty program in the world (measured by member base), and will cement the LATAM Group’s relationship with 21.1 million members at Multiplus. Multiplus members’ points and redemption benefits will remain intact, and Multiplus's commercial partners will benefit from enhanced customer acquisition, retention and share of wallet.

This transaction is expected to yield significant benefits to LATAM Airlines Brazil and LATAM, including efficiency synergies, incremental passenger revenue, value generation from CRM and data analytics, strengthened brand consistency and positioning, as well as an improved, simplified experience for Multiplus members.

LATAM Airline Brazil’s decision is consistent with recent transactions in the industry, and with the strategy of in-house frequent flyer business models of the largest global airlines, including LATAM’s oneworld partners.

The transaction

The transaction will encompass a public tender offer process (the “Offer”) by LATAM Airlines Brazil for the equivalent of approximately 27.3% of the outstanding capital stock of Multiplus (the free float held by public minority investors), and the subsequent cancellation of registration of Multiplus as a publicly-held company in the CVM –the Brazilian securities regulator– and delisting of Multiplus from the Novo Mercado listing segment (the “Delisting”), pursuant to Brazilian corporate and securities laws and regulations.

Timing of the launch of the Offer is subject to the prior approval of the necessary regulatory documentation by the CVM. LATAM Airlines Brazil expects to file said documentation by early October.

Once the Offer is launched, LATAM Airlines Brazil will be in a position to declare the Offer successful, and proceed with the Delisting, upon reaching at least a two thirds acceptance of those who have registered their shares for the Offer, as is stipulated in CVM Instruction 361. In order to rapidly capture the projected synergies, LATAM Airlines Brazil’s intent is to merge Multiplus into LATAM Airlines Brazil shortly after completing the Delisting process.

LATAM Airlines Brazil has announced an intended purchase price of R$27.22 per share, which represents the dividend-adjusted volume weighted average share price of Multiplus over the last 90 trading days. The intended purchase price represents an 11.6% premium over the R$24.40 share price of Multiplus as of close of market yesterday, and implies an approximate total purchase consideration of R$1.2 billion (~US$289 million) for the entire 27.3% free float of Multiplus.

LATAM Airlines Group will hold a conference call on Wednesday, September 5, 2018, to provide further details regarding this announcement. The call will be held at 1PM ET (2PM Santiago and Sao Paulo time). Dial-in and webcast information is as follows:

USA: (877) 809-6185

International: (615) 247-0222

Passcode: 9480757

Webcast: https://edge.media-server.com/m6/p/28k9nyec

About LATAM Airlines Group S.A

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world, offering air services to around 143 destinations in 26 countries, and is present in six domestic markets in Latin America: Argentina, Brazil, Chile, Colombia, Ecuador and Peru, in addition to its international operations in Latin America, Europe, the United States, the Caribbean, Oceania and Africa.

The Group employs approximately 42.000 people worldwide, operating more than 1,300 flights per day and transporting 68 million passengers per year.

LATAM Airlines Group has a young and modern fleet. Its 315 aircraft average an age of around eight years and feature the latest models including the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group is the only airlines group in Latin America and one of three worldwide to be part of the Dow Jones Sustainability ‘World’ Index. In 2017, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the fourth consecutive year.

LATAM Airlines Group shares are traded on the Santiago Stock Exchange and the New York Stock Exchange in the form of ADRs.

For any commercial or brand related query, visit www.latam.com. Further financial information is available via www.latamairlinesgroup.net

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5th, 2018	LATAM AIRLINES GROUP S.A.

	By:	/s/ Ramiro Alfonsín
	Name:	Ramiro Alfonsín
	Title:	Chief Financial Officer